UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Millennium India Acquisition Company Inc.

(Name of issuer)

Common Stock, par value $0.0001

(Title of class of securities)

60039Q101

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No. 60039Q101	Page 2 of 8 Pages

(1)	Names of reporting persons Fir Tree Value Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,225,492
(7) Sole dispositive power 0
(8) Shared dispositive power 1,225,492
(9)	Aggregate amount beneficially owned by each reporting person 1,225,492
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 14.9%
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

CUSIP No. 60039Q101	Page 3 of 8 Pages

(1)	Names of reporting persons Fir Tree Capital Opportunity Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 145,200
(7) Sole dispositive power 0
(8) Shared dispositive power 145,200
(9)	Aggregate amount beneficially owned by each reporting person 145,200
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.8%
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

CUSIP No. 60039Q101	Page 4 of 8 Pages

(1)	Names of reporting persons Fir Tree, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 1,370,692
(7) Sole dispositive power 0
(8) Shared dispositive power 1,370,692
(9)	Aggregate amount beneficially owned by each reporting person 1,370,692
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 16.7%
(12)	Type of reporting person (see instructions) CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

Page 5 of 8 Pages

SCHEDULE 13G/A

This Amendment No. 4 to Schedule 13G (this “Amendment”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital Opportunity”), and Fir Tree, Inc., a New York corporation (“Fir Tree” and collectively with Fir Tree Value and Fir Tree Capital Opportunity, the “Reporting Persons”), relating to Common Stock, par value $0.0001 (the “Common Stock”), of Millennium India Acquisition Company Inc., a Delaware corporation (the “Issuer”), held by Fir Tree Value and Fir Tree Capital Opportunity. Fir Tree is the investment manager of both Fir Tree Value and Fir Tree Capital Opportunity.

This Amendment is being filed to update the holdings of the Reporting Persons to reflect the residual bonus shares of Common Stock that have been written off by the Reporting Persons due to a failure by a third party to physically deliver the share certificates.

Item 1(a)	Name of Issuer.

  Millennium India Acquisition Company Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

  330 East 38th Street, Suite 40H

  New York, New York 10016

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

  Fir Tree Value Master Fund, L.P.

  c/o Citco Fund Services (Cayman Islands) Limited

  89 Nexus Way, Camana Bay

  Box 31106

  Grand Cayman KY1-1205, Cayman Islands

  A Cayman Islands exempted limited partnership

  Fir Tree Capital Opportunity Master Fund, L.P.

  c/o Citco Fund Services (Cayman Islands) Limited

  89 Nexus Way, Camana Bay

  Box 31106

  Grand Cayman KY1-1205, Cayman Islands

  A Cayman Islands exempted limited partnership

  Fir Tree, Inc.

  505 Fifth Avenue

  23rd Floor

  New York, New York 10017

  A New York corporation

Page 6 of 8 Pages

Fir Tree is the investment manager for each of Fir Tree Value and Fir Tree Capital Opportunity and has been granted investment discretion over portfolio investments, including the shares of Common Stock (as defined below), held by each of them.

Item 2(d)	Title of Class of Securities.

  Common Stock, par value $0.0001 (the “Common Stock”)

Item 2(e)	CUSIP Number.

  60039Q101

Item 3	Reporting Person.

  The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a)

Fir Tree Value is the beneficial owner of 1,225,492 shares of Common Stock and Fir Tree Capital Opportunity is the beneficial owner of 145,200 shares of Common Stock. Fir Tree may be deemed to beneficially own the shares of Common Stock held by Fir Tree Value and Fir Tree Capital Opportunity as a result of being the investment manager of Fir Tree Value and Fir Tree Capital Opportunity.

(b)

Fir Tree Value is the beneficial owner of 14.9% of the outstanding shares of Common Stock. Fir Tree Capital Opportunity is the beneficial owner of 1.8% of the outstanding shares of Common Stock. Collectively, the Reporting Persons beneficially own 1,370,692 shares of Common Stock which represents 16.7% of the shares of Common Stock outstanding. These percentages are determined by dividing the number of shares beneficially held by each of the Reporting Persons by 8,219,875, the number of shares of Common Stock issued and outstanding as of June 30, 2011 as reported in the Issuer’s Form N-CSRS filed on August 29, 2011.

(c)

Fir Tree Value may direct the vote and disposition of 1,225,492 shares of Common Stock. Fir Tree Capital Opportunity may direct the vote and disposition of 145,200 shares of Common Stock. Fir Tree has been granted investment discretion over the shares of Common Stock held by Fir Tree Value and Fir Tree Capital Opportunity and thus may direct the vote and disposition of 1,370,692 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

  Inapplicable.

Page 7 of 8 Pages

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

  Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

  Inapplicable.

Item 8	Identification and Classification of Members of the Group.

  Inapplicable.

Item 9	Notice of Dissolution of Group.

  Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012

FIR TREE VALUE MASTER FUND, L.P.

By:	FIR TREE, INC., its Manager

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.

By:	FIR TREE, INC., its Manager

	By:	/s/ James Walker
Name: James Walker
Title: Managing Director

FIR TREE, INC.

By:	/s/ James Walker
Name: James Walker
Title: Managing Director